LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)
A Member of The Lion Group

04035890

RECEIVED
2004 AUG -3 A 6:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

19 July 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 16 July 2004, Re: Second Deferment of the redemption date of the 41,613,000 redeemable preference shares in Likom Computer System Sdn Bhd held by Lion Industries Corporation Berhad from 28 December 2003 to 28 June 2005 for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 16/07/2004 06:07:30 PM
Reference No LI-040716-79D60

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB")

Second Deferment of the redemption date of the 41,613,000 redeemable preference shares in Likom Computer System Sdn Bhd ("LCS") held by LICB from 28 December 2003 to 28 June 2005 ("Second Deferment")

* **Contents :-**

We refer to the announcements dated 12 March 2004 and 17 May 2004 in relation to the Second Deferment.

The Board of Directors of LICB wishes to announce that the parties to the Second Deferment have mutually agreed that the agreement to charge RM15.29 million nominal value Lion Diversified Holdings Berhad ("LDHB") irredeemable convertible unsecured loan stocks ("LDHB ICULS") and 11.17 million LDHB shares of RM0.50 each ("LDHB Shares") as additional security by LCS in favour of LICB in consideration of the Second Deferment shall be executed in the following manner:

(i) the charge of RM7.645 million LDHB ICULS and 5.895 million LDHB Shares has been executed by LCS in favour of LICB on 16 July 2004; and

(ii) the charge of the remaining RM7.645 million LDHB ICULS and 5.275 million LDHB Shares which are subject to moratorium of a period of one (1) year from the date of allotment of the LDHB ICULS and LDHB Shares, i.e. 1 June 2004 ("Moratorium Period"), has been executed in escrow and shall be perfected upon the expiry of the Moratorium Period.

Unless otherwise stated, defined terms used in this announcement shall carry the same meanings as defined in the previous announcements.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

16 JUL 2004